Exhibit 21

Subsidiaries of Turning Point Brands, Inc.

The following list outlines the subsidiaries of Turning Point Brands, Inc., December 31, 2018.

Entity	Jurisdiction of Organization
Turning Point Brands, Inc.	Delaware
North Atlantic Trading Company, Inc.	Delaware
National Tobacco Finance, LLC	Delaware
National Tobacco Company, L.P.	Delaware
North Atlantic Operating Company, Inc.	Delaware
North Atlantic Cigarette Company, Inc.	Delaware
RBJ Sales, Inc.	Tennessee
Turning Point Brands, LLC	Delaware
Intrepid Brands, LLC	Delaware
Vapor Beast LLC	Delaware
Vapor Shark, LLC	Delaware
Vapor Shark Franchising, LLC	Florida
Vapor Acquisitions Company LLC	Delaware
Vapor Finance LLC	Delaware
International Vapor Group LLC	Delaware
South Beach Smoke LLC	Delaware
Vaporfi LLC	Delaware
Beechwellness LLC	Delaware
Vaporfi Franchising LLC	Delaware
Montley Brew E-Liquids LLC	Delaware
Direct Vapor LLC	Delaware
IVG PA, Inc.	Delaware
Vaporfi Limited	England